Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Jefferies LLC

520 Madison Avenue

New York, NY 10022

March 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Jeff Kauten

Re:        Skillz Inc.

Registration Statement on Form S-1 (File No. 333-254379)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Skillz Inc. (the “Registrant”) that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on March 18, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its outside counsel, Winston & Strawn LLP, may orally request via telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Citigroup Global Markets Inc.
By:	/s/ Israel Halpert
	Name:	Israel Halpert
	Title:	Managing Director

Goldman Sachs & Co. LLC
By:	/s/ Ryan Cunn
	Name:	Ryan Cunn
	Title:	Managing Director

Jefferies LLC
By:	/s/ C. Cullom Davis
	Name:	C. Cullom Davis
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]